Filed Pursuant to Rule 433

Registration Statement No. 333-229951

Thermo Fisher Scientific Inc.

Pricing Term Sheet

March 23, 2020

4.497% Senior Notes due 2030

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$1,100,000,000

Maturity Date:	March 25, 2030

Coupon (Interest Rate):	4.497%

Yield to Maturity:	4.497%

Benchmark Treasury:	1.500% due February 15, 2030

Spread to Benchmark Treasury:	T + 375 basis points

Benchmark Treasury Price and Yield:	107-05+ / 0.747%

Interest Payment Dates:	March 25 and September 25, commencing on September 25, 2020

Redemption Provision:	At any time prior to December 25, 2029 (three months prior to their maturity), the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption and assuming that such notes to be redeemed matured on December 25, 2029) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined in the prospectus supplement relating to the notes) plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on and after December 25, 2029, the issuer will have the option to redeem the notes in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	100.00%

Underwriting Discount:	0.650%

Settlement Date:	March 25, 2020 (T+2)

Current Ratings*:	Moody’s: Baa1 (Stable) S&P: BBB+ (Stable) Fitch: BBB (Stable)

CUSIP:	883556 CG5

ISIN:	US883556CG56

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:

HSBC Securities (USA) Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.